Exhibit 99.4

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
First quarter 2011 operations review
13 April 2011
Chief executive Tom Albanese said “Our Australian coal, iron ore, uranium and alumina operations were affected by the extreme weather in the first quarter, but most are recovering and are benefiting from continued strong prices. We have successfully gained control of Riversdale Mining Limited and plan to accelerate the development of these significant tier one coking coal assets.”
•	Global iron ore production of 42 million tonnes attributable (53 million tonnes on a 100 per cent basis) was down three per cent on the first quarter of 2010 and down 16 per cent on the fourth quarter of 2010. Operations in the Pilbara were disrupted by three tropical cyclones and widespread flooding.

•	Capacity of Pilbara iron ore operations increased to 225 million tonnes per annum (Mt/a) at the end of the first quarter, following completion of the first debottlenecking project at the Dampier port.

•	Mined copper was down 14 per cent on the first quarter of 2010, reflecting lower grades at Escondida and Grasberg.

•	Alumina production was down four per cent on the first quarter of 2010, primarily due to heavy rains in Queensland. Bauxite and aluminium production were broadly flat.

•	Severe monsoonal rains led to the declaration of force majeure at the four Queensland mines at the end of 2010 and remains in place at Hail Creek.
•	Australian hard coking coal production was down 12 per cent on the first quarter of 2010 and down 29 per cent on the fourth quarter of 2010.

•	Australian thermal coal production was consistent with the first quarter of 2010. Higher New South Wales production mitigated the Queensland interruptions.
•	On 8 February, Rio Tinto approved a $933 million investment to extend the life of the Marandoo iron ore mine by 16 years to 2030.

•	On 10 February, Rio Tinto announced a $5 billion capital management programme. By 12 April, 15.6 million Rio Tinto plc shares had been bought back at a total cost of $1.1 billion.

•	On 7 April, Rio Tinto approved $238 million to advance a feasibility study for extending the life of Kennecott Utah Copper’s Bingham Canyon Mine in Salt Lake City, and for the purchase of related long-lead time equipment.

•	By 12 April, Rio Tinto had assumed control of Riversdale Mining Limited, following the acquisition of a 52.6 per cent interest in the company, delivering control of significant tier one coking coal projects.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Continues	Page 2 of 26
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q1 11	vs Q1 10	vs Q4 10
Hamersley	30,412	+1%	-13%
Hope Downs	3,394	-16%	-19%
Robe River	6,574	-12%	-23%
IOC (pellets and concentrate)	1,495	-20%	-32%
Pilbara marketing
First quarter sales of 50 million tonnes (100 per cent basis) were six per cent lower than the corresponding quarter of 2010. The impact of three tropical cyclones and additional tropical low depression systems caused out-loading operations to be suspended several times during the quarter with the resultant loss of approximately nine shipping days.
Pilbara operations
Rio Tinto’s operations were affected by ongoing weather-related issues during the first quarter. Overall production was significantly down on the first and fourth quarters of 2010, both of which were almost entirely free of weather-related interruptions.
The impact of tropical cyclones and associated widespread flooding also included a derailment 34 kilometres south of Dampier, in which more than four kilometres of track were damaged. This prompted the immediate suspension of all in-loading to both terminals at Dampier for nine days. Some speed restrictions remain in place as rail track integrity is being assured.
The flexibility provided by the Operations Centre enabled the weather impact to be mitigated to some extent. The Operations Centre will demonstrate its value as catch-up takes place over the next three quarters.
The capacity of the Pilbara system increased by five million tonnes to 225 Mt/a, following the completion of the first debottlenecking project at the Dampier port.
During the quarter, Rio Tinto announced the approval of a $933 million investment (Rio Tinto share 100%) to extend the life of the Marandoo iron ore mine by 16 years to 2030.
Pilbara expansion
Work on the expansion to 283 Mt/a progressed as planned during the quarter. Preliminary work commenced ahead of the construction of the Hope Downs 4 mine; dredging, earthworks and jetty construction are underway at Cape Lambert, and major contracts are being awarded for other key components of the 283Mt/a project. Work has also started on the Marandoo mine extension, and major earthworks for the Brockman 4 and Western Turner Syncline expansions will commence this month. The feasibility study to expand the Pilbara system to 333 Mt/a is well advanced and on track for a decision in early 2012.
Rio Tinto’s integrated operations will be progressively upgraded as follows:
•	225 Mt/a — current operating capacity

•	230 Mt/a by end of Q1 2012 — Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 — Cape Lambert first 53 Mt/a increment (in implementation)

•	333 Mt/a by end of H2 2015 — Cape Lambert second 50 Mt/a increment (in feasibility study)
Iron Ore Company of Canada (IOC)
First quarter production of pellets and concentrate at IOC declined by 20 per cent on the same quarter of 2010, reflecting lower truck availability and a crusher breakdown. All concentrate was used for pellet production, which resulted in zero production of concentrate for sale.

Continues	Page 3 of 26
During the quarter, Rio Tinto announced the approval of a further $277 million investment (Rio Tinto share $163 million) in the next phase of a project that will ultimately raise IOC’s concentrate production capacity by 40 per cent to 26 million tonnes per year.
2011 production guidance
In 2011, Rio Tinto’s global iron ore production for its Australian and Canadian operations is expected to be 191 million tonnes (Rio Tinto share) and 244 million tonnes on a 100 per cent basis.
COPPER
Rio Tinto share of production

	Q1 11	vs Q1 10	vs Q4 10
Kennecott Utah Copper
Mined copper (000 tonnes)	60.4	-1%	-12%
Refined copper (000 tonnes)	63.5	-9%	-2%
Molybdenum (000 tonnes)	3.7	+13%	-13%
Mined gold (000 ozs)	101	-36%	+5%
Refined gold (000 ozs)	99	-43%	-12%
Escondida
Mined copper (000 tonnes)	61.7	-15%	-19%
Refined copper (000 tonnes)	23.2	+23%	-6%
Grasberg JV
Mined copper (000 tonnes)	0.1	-99%	-100%
Mined gold (000 ozs)	18	-52%	-72%
Northparkes
Mined copper (000 tonnes)	9.3	+27%	+16%
Palabora
Mined copper (000 tonnes)	10.0	-6%	-10%
Kennecott Utah Copper
Mined copper production was one per cent lower than the first quarter of 2010 and 12 per cent lower than the fourth quarter of 2010, due to lower ore grades. This was partly offset by record mill rates at the Copperton concentrator, building upon the record rates established in 2010 from continued process optimisation. Production of molybdenum and gold in concentrates varied from comparative periods primarily in line with movements in ore grades.
As previously guided, production of copper, gold and silver is expected to remain lower in 2011 compared with 2010 as mining progresses through lower grade areas of the open pit.
Escondida
Mined copper production declined by 15 per cent compared with the first quarter of 2010 primarily due to a decline in average copper grades due to the mining sequence and lower concentrator feed, partly as a result of harder ore.
Copper cathode production increased 23 per cent compared with the first quarter of 2010, as a result of higher recoveries in this quarter and safety interventions that occurred at the electrowinning plant in February 2010.
Grasberg
Freeport is due to release its 100 per cent operating data for the first quarter on 20 April 2011. Rio Tinto’s share of joint venture copper and gold in 2011 was impacted by the lower ore grades and lower mill throughput; these factors substantially reduced the Rio Tinto share of production under the metal strip agreement.
Northparkes
Mined copper production rose by 27 per cent compared with the same quarter of 2010 due to higher grades from the E48 block cave.

Continues	Page 4 of 26
Palabora
Mined copper production decreased by six per cent compared with the first quarter of 2010 following a crusher failure and lower material hoisted from the underground mine.
Oyu Tolgoi
Rio Tinto took over the management of the Oyu Tolgoi copper gold project in Mongolia following an agreement with Ivanhoe in December 2010. Full-scale construction of the first phase of the project continues to advance toward concentrator completion in late 2012 and commercial production in the first half of 2013.
2011 production guidance
In 2011, Rio Tinto share of mined and refined copper production is expected to be 539 thousand tonnes and 350 thousand tonnes, respectively.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q1 11	vs Q1 10	vs Q4 10
Bauxite	8,067	-1%	-5%
Alumina	2,117	-4%	-8%
Aluminium	944	+1%	-2%
Bauxite and Alumina
Bauxite production was broadly in line with the first quarter of 2010, with higher production at Weipa mostly offsetting a ten per cent decline in Gove production.
Alumina production decreased by four per cent compared with the first quarter of 2010, mainly attributable to lower production at Queensland Alumina, where the recent floods affected coal quality, impacting production and equipment reliability.
Above average rainfall in north eastern Australia also constrained operations at Gove and Weipa.
Aluminium
Aluminium production was marginally higher than the same quarter of 2010.
Production at Kitimat was reduced due to the closures of lines 7 and 8 in September 2010 in preparation for the modernisation project. Other movements included higher production at NZAS following curtailments in the first quarter of 2010 and a gradual return to full capacity at the operating UK smelters.
The water reservoir situation in the Saguenay region of Quebec has returned back to normal levels of operation after the extreme low conditions experienced in 2010.
2011 production guidance
In 2011, Rio Tinto’s share of bauxite, alumina and aluminium production is expected to be 36.5 million tonnes, 9.4 million tonnes and 3.9 million tonnes, respectively.

Continues	Page 5 of 26
ENERGY
Coal
Rio Tinto share of production (000 tonnes)

	Q1 11	vs Q1 10	vs Q4 10
Rio Tinto Coal Australia
Hard coking coal	1,628	-12%	-29%
Semi-soft coking coal	691	-14%	-13%
Thermal coal	4,022	-1%	-22%
All four Queensland coal mines experienced major production issues during the first quarter due to weather events in late 2010 and early 2011, including severe flooding and cyclones Anthony and Yasi. Force Majeure was declared at all four Queensland operations effective 24 December 2010. It was lifted at Blair Athol on 18 February, at Kestrel on 21 February and at Clermont on 9 March, but remains in place at Hail Creek.
Semi-soft coal production was 14 per cent lower than the corresponding quarter of 2010, primarily due to reduced overburden removal during the fourth quarter of 2010 following inclement weather, and its subsequent impact on coal seam presentation.
Thermal coal production was broadly consistent with the first quarter of 2010 and 22 lower per cent than the fourth quarter of 2010. Blair Athol production was 66 per cent lower than the same period of 2010 due to operations ramping down from 12 million tonnes to three million tonnes per annum. Hunter Valley Operations thermal coal production was 13 per cent below the fourth quarter of 2010 due to pit sequence changes in late 2010, which resulted in increased production in the fourth quarter, and low blasted inventory in early 2011.
On 8 April, Rio Tinto announced that it had acquired a majority interest in Riversdale Mining Limited, delivering control of significant tier one coking coal projects. Its relevant interest in Riversdale subsequently increased to 52.6 per cent. The offer remains open until 20 April 2011.
The successful acquisition provides Rio Tinto with coal mining and exploration projects in Mozambique including:
•	The Benga project, a 65:35 joint venture with Tata Steel Limited. A mining concession has been granted for this project, with initial coal for export scheduled before the end of the year.

•	The Zambeze coal project, 100 per cent owned by Riversdale. An exploration license has been granted for this project.
These projects are located in the Tete and Moatize provinces of Mozambique. Riversdale also has several prospective exploration tenements in the region.
Rio Tinto will move quickly to start working with the Riversdale team to accelerate the development of the Benga project.
2011 production guidance
In 2011, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 9.3 million tonnes, 3.2 million tonnes and 18.2 million tonnes, respectively.
Uranium
Rio Tinto share of production (000 lbs)

	Q1 11	vs Q1 10	vs Q4 10
Energy Resources of Australia	577	-58%	-70%
Rössing	851	-36%	-38%
There was only one month of production at ERA following the decision to suspend processing operations for 12 weeks from the end of January. On 12 April, ERA announced that it will extend the suspension of processing plant operations until late July 2011. This decision was made as a pro-active strategy to manage processed water inventories in the tailings dam following a sustained period of above average rainfall.
Production was lower at Rössing due to lower grades and lower extraction rates.

Continues	Page 6 of 26
2011 production guidance
In 2011, Rio Tinto’s share of uranium production is expected to be 7.5 million pounds.
DIAMONDS & MINERALS
Rio Tinto share of production

Diamonds (000 carats)	Q1 11	vs Q1 10	vs Q4 10
Argyle	1,641	-35%	-27%
Diavik	812	-13%	-12%

Minerals (000 tonnes)
Borates	120	+8%	+6%
Titanium dioxide feedstock	329	-0%	-12%
Talc	251	+5%	+6%
Lower carat production at Argyle reflected lower grades as well as 14 per cent fewer tonnes processed compared with the first quarter of 2010 due to heavy rains in March 2011. The adverse weather also resulted in a temporary stoppage of construction at the Argyle underground project.
Diamond production at Diavik was 13 per cent lower than the first quarter of 2010. Ore processed rose 25 per cent in line with the ramp up of the underground mine: this was offset by a 13 per cent decline in carat recovery, reflecting the lower grade in the A418 open pit and underground as compared with the A154 open pit.
Borates production increased by eight per cent compared with the first quarter of 2010, in response to increased demand, and despite significant rainfall at both the Californian and Argentinean operations.
Titanium dioxide feedstocks production was 12 per cent lower than the fourth quarter of 2010 reflecting the impact of a furnace shutdown at RTFT from the end of October and seasonal reductions in available power at RTFT’s smelter operations during the first quarter.
OTHER CORPORATE ACTIVITY
On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products to certain investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Stratégique d’Investissement.
On 23 February 2011, Rio Tinto announced the receipt of a binding offer from Imerys to acquire its talc business for an enterprise value of $340 million. A period of exclusivity with Imerys has been agreed, and Rio Tinto will respond to this binding offer following consultation with the relevant European works councils.
By 12 April 2011, Rio Tinto had bought back 15,561,550 plc shares at an average price of £42.47 for a total cost of $1,069 million.

Continues	Page 7 of 26
EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2011 was $192 million compared with $98 million in the same period of 2010. There were no significant divestments of central exploration properties during the quarter. In the first quarter of 2010, the Group realised $26 million (pre-tax) from divestments of such properties.
Exploration highlights
At the Amargosa bauxite project in Brazil, the Order of Magnitude Study remains on track for completion in the fourth quarter of 2011.
Drilling in the Northwest Mirador zone of the La Granja copper project in Peru continues to return intercepts of higher grade copper mineralisation. Recent drilling in the Agua de Montana area has returned near-surface high grade copper and silver mineralisation.
Winter drilling on the Mid-Continent nickel programme in North America returned encouraging intersections of nickel-copper-platinum-palladium mineralisation from a new prospect in Ontario.
Test flying of the VK1 airborne gravity gradiometer continued in Western Australia.
A summary of activity for the period is as follows:

Advanced exploration
Product Group	Evaluation projects	projects	Greenfield programmes
Aluminium		Amargosa, Brazil	Australia, Brazil, Laos

Copper	Copper/molybdenum:	Copper: Bingham Orbit,	Copper: Chile,
	Resolution, US.	US	Kazakhstan, Peru,
	Copper: La Granja, Peru	Nickel: Tamarack, US	Russia, US
	Nickel/copper: Eagle, US		Nickel: Canada, South
Africa

Diamonds &	Diamonds: Bunder, India		Diamonds: Canada,
Minerals	Lithium borates: Jadar,		Democratic Republic of
	Serbia		Congo, India

Energy		Coal:	Coal: Australia,
		Bowen Basin, Australia	Mozambique, Namibia
Uranium: Australia,
Canada

Iron Ore	Simandou, Guinea	Pilbara, Australia	Brazil, Canada,
	Pilbara, Australia		Democratic Republic of
Congo
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Rössing, Diavik and Pilbara Iron.

Continues	Page 8 of 26
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811
Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter: Follow @riotinto on Twitter

Continues	Page 9 of 26
Rio Tinto production summary
Rio Tinto share of production

						% Change
		Quarter				Q1 11	Q1 11
		2010	2010	2011	Full Year	vs	vs
		Q1	Q4	Q1	2010	Q1 10	Q4 10
Principal Commodities
Alumina	(‘000 t)	2,207	2,292	2,117	9,076	-4%	-8%
Aluminium	(‘000 t)	937	962	944	3,790	1%	-2%
Bauxite	(‘000 t)	8,129	8,462	8,067	33,051	-1%	-5%
Borates	(‘000 t)	111	113	120	500	8%	6%
Coal — hard coking	(‘000 t)	1,858	2,279	1,628	8,967	-12%	-29%
Coal — semi-soft coking	(‘000 t)	807	797	691	3,075	-14%	-13%
Coal — Australian thermal	(‘000 t)	4,056	5,154	4,022	18,430	-1%	-22%
Coal — US thermal	(‘000 t)	582	599	492	2,371	-15%	-18%
Copper — mined	(‘000 t)	165.3	185.2	141.4	678.1	-14%	-24%
Copper — refined	(‘000 t)	95.9	99.5	95.2	392.8	-1%	-4%
Diamonds	(‘000 cts)	3,497	3,199	2,498	13,843	-29%	-22%
Iron ore	(‘000 t)	43,361	50,050	41,876	184,629	-3%	-16%
Titanium dioxide feedstock	(‘000 t)	329	373	329	1,392	0%	-12%
Uranium	(‘000 lbs)	2,697	3,276	1,427	11,377	-47%	-56%

Other Metals & Minerals
Gold — mined	(‘000 ozs)	221	191	148	763	-33%	-23%
Gold — refined	(‘000 ozs)	174	112	99	596	-43%	-12%
Molybdenum	(‘000 t)	3.2	4.2	3.7	12.9	13%	-13%
Salt	(‘000 t)	1,187	1,427	1,148	5,188	-3%	-20%
Silver — mined	(‘000 ozs)	1,784	1,849	1,293	6,862	-28%	-30%
Silver — refined	(‘000 ozs)	1,320	1,094	903	4,732	-32%	-17%
Talc	(‘000 t)	240	237	251	1,000	5%	6%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Continues	Page 10 of 26
Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

ALUMINA
Production (‘000 tonnes)
Gove	100%	595	615	642	621	608	2,473
Jonquière (Vaudreuil)	100%	316	309	340	335	334	1,301
Queensland Alumina	80%	762	790	765	740	596	3,057
São Luis (Alumar)	10%	59	51	68	74	82	251
Yarwun	100%	336	318	364	359	338	1,377
Specialty alumina plants	100%	139	152	164	163	159	618

Rio Tinto total alumina production		2,207	2,235	2,343	2,292	2,117	9,076

ALUMINIUM
Production (‘000 tonnes)
Australia — Bell Bay	100%	43	44	45	45	45	177
Australia — Boyne Island	59%	82	83	84	83	81	332
Australia — Tomago	52%	67	68	69	69	67	272
Cameroon — Alucam (Edéa)	47%	8	6	10	11	7	35
Canada — six wholly owned	100%	337	339	315	332	328	1,322
Canada — Alouette (Sept-Îles)	40%	57	57	56	58	57	228
Canada — Bécancour	25%	26	27	26	26	26	104
France — two wholly owned	100%	88	89	89	90	89	357
Iceland — ISAL (Reykjavik)	100%	47	47	48	48	46	190
New Zealand — Tiwai Point	79%	65	68	70	70	68	273
Norway — SØRAL (Husnes)	50%	11	11	11	11	11	44
Oman — Sohar	20%	18	18	19	19	18	73
UK — two wholly owned	100%	41	47	49	49	51	186
USA — Sebree	100%	48	49	48	50	49	196

Rio Tinto total aluminium production		937	952	939	962	944	3,790

BAUXITE
Production (‘000 tonnes) (a)
Gove	100%	1,849	1,799	1,771	1,771	1,655	7,190
Porto Trombetas (b)	12%	415	441	498	498	453	1,852
Sangaredi (b)	(c )	1,315	1,351	1,373	1,380	1,281	5,418
Weipa	100%	4,550	4,266	4,962	4,813	4,668	18,591

Rio Tinto total bauxite production		8,129	7,857	8,604	8,462	8,067	33,051

Continues	Page 11 of 26
Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	111	136	141	113	120	500

COAL — hard coking
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,006	1,468	1,709	1,708	854	5,890
Kestrel Coal	80%	852	927	726	571	774	3,076

Rio Tinto total hard coking coal production		1,858	2,395	2,434	2,279	1,628	8,967

COAL — semi-soft coking
Rio Tinto Coal Australia (‘000 tonnes)
Hunter Valley	76%	522	646	257	443	210	1,869
Mount Thorley	61%	185	335	191	173	334	884
Warkworth	42%	99	23	19	180	147	321
Rio Tinto total semi-soft coking coal
production		807	1,003	468	797	691	3,075

COAL — thermal
Bengalla	30%	372	447	337	503	453	1,659
Blair Athol Coal	71%	1,525	1,569	1,260	492	521	4,846
Clermont (d)	50%	—	265	560	1,064	595	1,889
Hunter Valley	76%	1,433	1,314	1,675	1,969	1,721	6,391
Kestrel Coal	80%	143	182	141	104	86	571
Mount Thorley	61%	114	164	183	459	178	920
Warkworth	42%	470	584	538	562	468	2,154

Total Australian thermal coal		4,056	4,526	4,694	5,154	4,022	18,430

US Coal (‘000 tonnes)
Colowyo	100%	582	506	684	599	492	2,371

Rio Tinto total thermal coal production		4,638	5,032	5,378	5,753	4,514	20,801

Continues	Page 12 of 26
Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COPPER
Mine production (‘000 tonnes) (a)
Bingham Canyon	100%	61.3	54.8	65.2	68.5	60.4	249.8
Escondida	30%	72.7	81.0	73.3	76.2	61.7	303.3
Grasberg — Joint Venture (e)	40%	13.4	13.8	2.2	21.4	0.1	50.7
Northparkes	80%	7.3	7.8	8.1	8.0	9.3	31.2
Palabora	58%	10.6	10.4	10.9	11.1	10.0	43.0

Rio Tinto total mine production		165.3	167.9	159.7	185.2	141.4	678.1

Refined production (‘000 tonnes)
Escondida	30%	18.9	23.1	23.5	24.6	23.2	90.0
Kennecott Utah Copper	100%	70.1	59.6	74.8	64.8	63.5	269.3
Palabora	58%	6.9	7.9	8.5	10.1	8.5	33.4

Rio Tinto total refined production		95.9	90.6	106.7	99.5	95.2	392.8

DIAMONDS
Production (‘000 carats)
Argyle	100%	2,531	2,605	2,425	2,243	1,641	9,804
Diavik	60%	938	967	1,070	926	812	3,900
Murowa	78%	29	38	42	30	45	139

Rio Tinto total diamond production		3,497	3,610	3,536	3,199	2,498	13,843

GOLD
Mine production (‘000 ounces) (a)
Barneys Canyon	100%	0.8	0.4	0.4	0.4	0.4	2.0
Bingham Canyon	100%	157	109	104	96	101	466
Escondida	30%	12	13	14	13	11	52
Grasberg — Joint Venture (e)	40%	38	26	53	67	18	183
Northparkes	80%	11	14	14	13	15	52
Others	—	2	2	2	2	2	7

Rio Tinto total mine production		221	164	187	191	148	763

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	174	146	164	112	99	596

Continues	Page 13 of 26
Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

IRON ORE & IRON
Production (‘000 tonnes) (a)
Hamersley — six wholly owned mines	100%	25,510	25,712	30,334	31,151	26,956	112,706
Hamersley — Channar	60%	2,006	1,534	1,312	1,757	1,483	6,610
Hamersley — Eastern Range	(f )	2,473	2,354	2,182	2,198	1,974	9,206
Hope Downs	50%	4,054	4,052	3,554	4,201	3,394	15,860
Iron Ore Company of Canada	59%	1,870	2,284	2,280	2,204	1,495	8,638
Robe River	53%	7,448	7,675	7,947	8,539	6,574	31,610

Rio Tinto total mine production		43,361	43,610	47,608	50,050	41,876	184,629

MOLYBDENUM
Mine production (‘000 tonnes) (a)
Bingham Canyon	100%	3.2	2.8	2.7	4.2	3.7	12.9

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,187	1,459	1,115	1,427	1,148	5,188

SILVER
Mine production (‘000 ounces) (a)
Bingham Canyon	100%	1,146	870	845	893	777	3,754
Escondida	30%	471	436	469	465	392	1,842
Grasberg — Joint Venture (e)	40%	16	147	159	367	0	688
Others	—	151	181	121	124	123	577

Rio Tinto total mine production		1,784	1,634	1,595	1,849	1,293	6,862

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,320	1,112	1,207	1,094	903	4,732

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc (g)	100%	240	264	259	237	251	1,000

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	329	355	335	373	329	1,392

Continues	Page 14 of 26
Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

URANIUM
Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	1,361	1,196	1,421	1,912	577	5,891
Rössing	69%	1,336	1,432	1,354	1,363	851	5,485

Rio Tinto total uranium production		2,697	2,628	2,776	3,276	1,427	11,377

Production data notes
(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(b)	Bauxite production at non-managed mines has been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.

(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(d)	Production commenced at Clermont in the second quarter of 2010.

(e)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown.

(f)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(g)	In February 2011, Rio Tinto announced that it had received a binding offer for the purchase of 100% of its talc business.
The Rio Tinto percentage interest shown above is at 31 March 2011.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in the Brockville specialty alumina plant, Awaso, Rawhide, Antelope, Cordero Rojo, Decker and Spring Creek mines were sold in 2010. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,849	1,799	1,771	1,771	1,665	7,190
Weipa mine — Queensland	100.0%	4,550	4,266	4,962	4,813	4,668	18,591
Brazil
Porto Trombetas (MRN) mine (a)	12.0%	3,456	3,673	4,154	4,153	3,779	15,435
Ghana
Awaso mine (a) (b)	0.0%	39	—	—	—	—	39
Guinea
Sangaredi mine (a) (c)	23.0%	2,922	3,002	3,051	3,066	2,846	12,041
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes) (a) (d)		7,586	8,368	8,421	8,546	8,018	32,920

(a)	Bauxite production and shipments at non-managed mines have been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.

(b)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(d)	Bauxite shipments include ore used internally by the refinery at Gove.

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory	100%	595	615	642	621	608	2,473
Queensland Alumina Refinery — Queensland	80%	953	987	956	925	745	3,821
Yarwun refinery — Queensland	100%	336	318	364	359	338	1,377
Brazil
São Luis (Alumar) refinery	10%	588	507	676	737	821	2,507
Canada
Jonquière (Vaudreuil) refinery — Quebec (a)	100%	316	309	340	335	334	1,301

(a)	Jonquière’s production shows smelter grade alumina only and excludes hydrate produced and used for Specialty Alumina.
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

ALUMINIUM (continued)

Specialty Alumina Plants
Specialty alumina production (‘000 tonnes)
Canada
Brockville plant — Ontario (a)	0.0%	4	5	4	—	—	13
Jonquière (Vaudreuil) plant — Quebec	100.0%	24	29	31	26	27	110
France
Beyrède	100.0%	4	5	4	5	7	19
Gardanne plant	100.0%	99	105	114	119	111	437
La Bâthie plant	100.0%	7	6	7	6	7	25
Germany
Teutschenthal plant	100.0%	5	7	7	7	6	26
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	43	44	45	45	45	177
Boyne Island smelter — Queensland	59.4%	137	140	141	140	137	558
Tomago smelter — New South Wales	51.6%	129	131	134	134	130	528
Cameroon
Alucam (Edéa) smelter	46.7%	17	14	21	23	15	76
Canada
Alma smelter — Quebec	100.0%	107	107	109	110	108	434
Alouette (Sept-Îles) smelter — Quebec	40.0%	141	142	141	145	142	569
Arvida smelter — Quebec	100.0%	43	43	44	44	43	174
Bécancour smelter — Quebec	25.1%	103	106	104	103	102	417
Grande-Baie smelter — Quebec	100.0%	54	54	55	55	55	218
Kitimat smelter — British Columbia	100.0%	50	50	44	40	41	184
Laterrière smelter — Quebec	100.0%	58	59	38	58	57	212
Shawinigan smelter — Quebec	100.0%	25	26	25	24	24	100
France
Dunkerque smelter	100.0%	64	64	65	67	65	260
Saint-Jean-de-Maurienne smelter	100.0%	24	24	24	24	24	96
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

ALUMINIUM (continued)

Iceland
ISAL (Reykjavik) smelter	100.0%	47	47	48	48	46	190
New Zealand
Tiwai Point smelter	79.4%	82	85	88	88	86	344
Norway
SØRAL (Husnes) smelter	50.0%	22	22	22	22	22	88
Oman
Sohar smelter	20.0%	89	91	93	94	92	367
United Kingdom
Lochaber smelter	100.0%	10	10	11	11	11	41
Lynemouth smelter	100.0%	31	36	38	39	41	145
United States
Sebree smelter — Kentucky	100.0%	48	49	48	50	49	196
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (b)		1,232	1,293	1,249	1,285	1,055	5,060

(a)	Rio Tinto sold its 100% interest in the Brockville specialty alumina plant with an effective date of 20 September 2010.

(b)	In 2010, the aluminium sales included sales made through Rio Tinto Alcan’s Engineered Products division. In 2011, these sales are no longer included, following the disposal of 61% of the Engineered Products division in January 2011.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		111	136	141	113	120	500

(a)	Production is expressed as B2O3 content.
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,228	1,478	1,112	1,660	1,494	5,477
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,141	2,202	1,769	691	731	6,803
Clermont Coal mine (a)	50.1%
Queensland, Australia
Thermal coal production (‘000 tonnes)		—	529	1,117	2,124	1,187	3,770
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,227	1,790	2,084	2,082	1,042	7,183
Hunter Valley Operations	75.7%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		690	854	340	586	277	2,469
Thermal coal production (‘000 tonnes)		1,892	1,736	2,213	2,601	2,274	8,442
Kestrel Coal mine (b)	80.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,065	1,159	907	714	968	3,846
Thermal coal production (‘000 tonnes)		179	228	176	130	108	713
Mount Thorley Operations	60.6%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		306	552	316	286	552	1,460
Thermal coal production (‘000 tonnes)		188	271	302	757	294	1,518
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COAL (continued)

Warkworth mine	42.1%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		236	54	46	428	349	764
Thermal coal production (‘000 tonnes)		1,117	1,388	1,279	1,337	1,112	5,120

Total hard coking coal production (‘000 tonnes)		2,292	2,949	2,991	2,796	2,009	11,029
Total semi-soft coking coal production (‘000 tonnes)		1,233	1,460	701	1,299	1,178	4,693
Total thermal coal production (‘000 tonnes)		6,744	7,832	7,968	9,300	7,200	31,844

Total coal production (‘000 tonnes)		10,269	12,241	11,660	13,396	10,387	47,566

Total coal sales (‘000 tonnes)		9,108	11,801	12,611	13,671	10,607	47,191

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		1,519	2,526	2,459	2,996	1,644	9,500
Share of semi-soft coking coal sales (‘000 tonnes) (c) (d)		623	1,012	607	735	703	2,977
Share of thermal coal sales (‘000 tonnes) (c) (d)		3,753	4,255	4,981	4,852	4,095	17,842

(a)	Production commenced at Clermont in the second quarter of 2010.

(b)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(c)	Thermal coal and semi-soft coking coal sales were previously reported under ‘other coal sales’.

(d)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COAL (continued)

US Coal
Antelope mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,682	8,095	8,602	6,777	—	31,156
Colowyo mine	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		582	506	684	599	492	2,371
Cordero Rojo mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,091	9,094	9,389	6,945	—	33,518
Decker mine (a)	0.0%
Montana, US
Thermal coal production (‘000 tonnes)		429	745	709	639	—	2,521
Spring Creek mine (a)	0.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,674	4,477	4,768	3,806	—	16,726

Total coal production (‘000 tonnes)		20,458	22,916	24,151	18,767	492	86,292

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto held a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Following a secondary public offering in December 2010, Rio Tinto completed the divestment of its entire interest in Cloud Peak Energy Inc. with an effective date of 15 December 2010. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COPPER & GOLD

Escondida	30.0%
Chile

Sulphide ore to concentrator (‘000 tonnes)		17,697	17,711	19,697	18,789	15,993	73,894
Average copper grade (%)		1.29	1.40	1.24	1.26	1.15	1.29
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		189.2	205.3	197.7	194.6	153.1	786.8
Contained gold (‘000 ounces)		40	42	48	45	38	174
Contained silver (‘000 ounces)		1,571	1,454	1,565	1,551	1,308	6,140
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		53	65	47	60	52	224
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		63	77	78	82	77	300

(a)	The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)	21,057	20,330	21,062	21,560	19,481	84,009
Average mill head grades:
Copper (%)	0.78	0.81	0.92	0.88	0.62	0.85
Gold (g/t)	0.87	0.63	0.92	1.17	0.54	0.90
Silver (g/t)	2.96	2.53	2.75	2.91	2.41	2.79
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	144.6	143.7	170.1	167.0	100.9	625.3
Gold in concentrates (‘000 ounces)	481	329	528	687	246	2,025
Silver in concentrates (‘000 ounces)	1,580	1,258	1,552	1,628	843	6,017
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)	148.4	130.2	167.7	153.5	100.3	599.8
Gold in concentrates (‘000 ounces)	499	300	517	625	273	1,942
Silver in concentrates (‘000 ounces)	1,288	910	1,216	1,192	679	4,607

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2011 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 1Q 2011 until the release of its 2011 first-quarter results on 20 April 2011.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COPPER & GOLD (continued)

Kennecott Minerals Company
Rawhide mine (a)	0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		4	5	—	—	—	9
Silver (‘000 ounces)		52	62	—	—	—	114

(a)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date

Kennecott Utah Copper

Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.8	0.4	0.4	0.4	0.4	2.0
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		13,303	13,269	13,396	13,582	13,600	53,551
Average ore grade:
Copper (%)		0.52	0.48	0.55	0.57	0.51	0.53
Gold (g/t)		0.51	0.36	0.35	0.31	0.33	0.38
Silver (g/t)		3.28	2.56	2.75	2.70	2.24	2.82
Molybdenum (%)		0.042	0.039	0.043	0.054	0.046	0.045
Copper concentrates produced (‘000 tonnes)		224	223	258	263	240	968
Average concentrate grade (% Cu)		27.2	24.6	25.1	26.0	25.1	25.7
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		61.3	54.8	65.2	68.5	60.4	249.8
Gold (‘000 ounces)		157	109	104	96	101	466
Silver (‘000 ounces)		1,146	870	845	893	777	3,754
Molybdenum concentrates produced (‘000 tonnes):		6.2	5.4	5.3	7.9	6.9	24.7
Molybdenum in concentrates (‘000 tonnes)		3.2	2.8	2.7	4.2	3.7	12.9

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		232	212	288	293	264	1,025
Copper anodes produced (‘000 tonnes) (a)		72.3	53.5	81.0	64.4	70.1	271.4
Production of refined metal:
Copper (‘000 tonnes)		70.1	59.6	74.8	64.8	63.5	269.3
Gold (‘000 ounces) (b)		174	146	164	112	99	596
Silver (‘000 ounces) (b)		1,320	1,112	1,207	1,094	903	4,732

(a)	New metal excluding recycled material

(b)	Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,364	1,304	1,282	1,298	1,302	5,248
Average ore grades:
Copper (%)		0.76	0.82	0.86	0.84	0.97	0.82
Gold (g/t)		0.44	0.57	0.55	0.50	0.56	0.51
Copper concentrates produced (‘000 tonnes)		25.9	29.7	30.2	30.2	33.4	116.1
Contained copper in concentrates:
Saleable production (‘000 tonnes)		9.1	9.8	10.1	10.0	11.6	39.0
Sales (‘000 tonnes) (a)		7.5	7.5	10.5	14.1	6.8	39.7
Contained gold in concentrates:
Saleable production (‘000 ounces)		14.0	17.9	17.3	16.1	18.5	65.3
Sales (‘000 ounces) (a)		11.8	15.1	19.4	23.5	11.0	69.8

(a)	Rio Tinto’s 80% share of material from the Joint Venture.
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

COPPER & GOLD (continued)

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,783	2,861	2,887	3,126	2,845	11,657
Average ore grade: copper (%)		0.66	0.64	0.64	0.63	0.66	0.64
Copper concentrates produced (‘000 tonnes)		61.8	57.9	61.1	65.2	58.4	246.0
Average concentrate grade: copper (%)		29.8	31.1	31.0	29.5	29.5	30.3
Copper in concentrates (‘000 tonnes)		18.4	18.0	18.9	19.3	17.3	74.6
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		57.7	59.6	61.4	62.1	62.3	240.8
New copper anodes produced (‘000 tonnes)		12.4	14.6	14.3	14.4	14.7	55.7
Refined new copper produced (‘000 tonnes)		12.0	13.8	14.7	17.5	14.8	58.0
By-products:
Magnetite concentrate (‘000 tonnes)		754	780	764	695	880	2,993
Nickel contained in products (tonnes)		18	15	15	24	27	72
Vermiculite plant
Vermiculite produced (‘000 tonnes)		54	46	51	45	43	196

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,726	2,009	1,790	1,749	1,487	7,274
AK1 diamonds produced (‘000 carats)		2,531	2,605	2,425	2,243	1,641	9,804
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		388	522	626	555	487	2,091
Diamonds recovered (‘000 carats)		1,563	1,612	1,783	1,543	1,353	6,500
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		88	109	100	87	81	384
Diamonds recovered (‘000 carats)		37	49	53	39	58	178
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom	100.0%	25,510	25,712	30,334	31,151	26,956	112,706
Price, Marandoo, Yandicoogina,
Brockman and Nammuldi
Hamersley — Channar	60.0%	3,344	2,557	2,186	2,929	2,471	11,016
Hamersley — Eastern Range	(a)	2,473	2,354	2,182	2,198	1,974	9,206
Hope Downs	50.0%	8,108	8,104	7,108	8,401	6,788	31,720
Robe River — Pannawonica	53.0%	6,971	7,726	8,010	8,571	6,535	31,277
(Mesas J and A)
Robe River — West Angelas	53.0%	7,083	6,755	6,985	7,541	5,869	28,363

Total production (‘000 tonnes)		53,488	53,207	56,804	60,790	50,593	224,289

Total sales (‘000 tonnes) (b)		52,896	55,697	55,891	58,216	49,874	222,700

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		261	959	702	876	0	2,798
Pellets (‘000 tonnes)		2,923	2,930	3,181	2,878	2,546	11,912
Sales:
Concentrate (‘000 tonnes)		314	1,455	972	821	281	3,562
Pellets (‘000 tonnes)		2,676	2,996	2,406	3,974	2,273	12,052
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2010	2010	2010	2010	2011	2010

SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		1,737	2,134	1,630	2,088	1,679	7,589

TALC

Rio Tinto Minerals — talc (a)	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		240	264	259	237	251	1,000

(a)	In February 2011, Rio Tinto announced that it had received a binding offer for the purchase of 100% of its talc business.

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share)
Titanium dioxide		329	355	335	373	329	1,392
feedstock production (‘000 tonnes)

(a)	Quantities comprise 100% of Rio Tinto Fer et Titane and 37% of Richards Bay Minerals production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		1,991	1,749	2,078	2,796	843	8,614
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		1,948	2,088	1,974	1,988	1,240	7,999
Rio Tinto percentage interest shown above is at 31 March 2011. The data represent full production and sales on a 100% basis unless otherwise stated.